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                   Filed by Western Ohio Financial Corporation

 Pursuant to Rules 425 and 165 under the Securities Act of 1933 and deemed filed
       Pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

               Subject Company: Western Ohio Financial Corporation
                           Commission File No. 0-24120

Date: April 2, 2004

                          [CORNERSTONE BANK LETTERHEAD]

                     ANNOUNCEMENT QUESTION AND ANSWER SHEET
                                  APRIL 1, 2004

WHO IS THE NEW ORGANIZATION?
WesBanco (Nasdaq: WSBC) is a multi-state bank holding company presently operating through 72 banking offices in West Virginia, Ohio and Pennsylvania. Its banking subsidiary is WesBanco Bank, Inc., headquartered in Wheeling, West Virginia. In addition, WesBanco operates an insurance company, WesBanco Insurance Services, Inc., and a full service broker/dealer, WesBanco Securities, Inc. that also operates Mountaineer Securities, WesBanco's discount brokerage operation. At December 31, 2003, WesBanco had consolidated assets of $3.4 billion, deposits of $2.5 billion, loans of $1.9 billion and shareholders' equity of $318 million. The website is www.wesbanco.com.

WHY WESBANCO?
WesBanco and Cornerstone share similar philosophies in wanting to move to higher growth markets in Western Ohio. The merger with WesBanco enables us to add value to our franchise much faster than we could achieve alone. The synergies are excellent for all concerned including our shareholders, our employees and especially our customers for whom our product and service delivery capabilities will be substantially enhanced.

WHEN WILL THE TRANSITION TAKE PLACE?
We are currently working on a time line for the transaction to close. We expect to have appropriate regulatory and shareholder approval by fourth quarter 2004.

WILL OUR COMPANY NAME CHANGE?
Yes. This will be necessary for continuity reasons since the WesBanco name is linked to many products and services.

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WILL ANY OF OUR BRANCHES BE CLOSED?
No branch closings are expected. WesBanco does not currently have any branches in our Springfield-Dayton market.

HOW WILL THIS IMPACT CURRENT POSITIONS?
In the immediate future there will be little change. However, we will be evaluating our combined organization to create the most efficient and cost effective ways to conduct business. As with any transaction of this type, there will be positions that will change or be eliminated after the evaluation period. However, normal attrition prior to the merger date may assist in meeting appropriate staffing levels.

WILL WE REPORT TO SOMEONE ELSE?
This will depend upon the organizational structure created by the combined organization.

HOW WILL THE ORGANIZATION BE STRUCTURED?
Cornerstone's offices will be considered the Springfield region. The Regional President will be John Raisbeck.

HOW WILL THIS IMPACT OUR CURRENT BENEFITS PROGRAM? MEDICAL/DENTAL/VISION, DISABILITY & LIFE PROGRAMS, 401(K), PAID TIME OFF, & tuition reimbursement.
We will be evaluating all benefit plans. WesBanco does provide a competitive benefits package that is similar to ours. A summary of WesBanco's benefit plans is available for your information.

WHAT WILL HAPPEN TO OUR ESOP?
This plan will be terminated and final distributions will be made to participants after the transaction is approved and closed.

WHAT WILL HAPPEN TO OUR STOCK OPTIONS?
Employees will have the option to exercise stock options that will be convertible to WesBanco shares or may request a cashless transaction any time up to the closing date of the deal. The options outstanding at the time of the merger will be adjusted by the conversion ratio and then subject to the same terms and conditions applicable prior to the merger.

WILL OUR PAY SCHEDULE REMAIN THE SAME?
Most likely not. However, it will be evaluated to determine what schedule will work best for our combined organization. Ample notice will be provided if any changes are undertaken.

WHAT WILL HAPPEN TO OUR INCENTIVE/BONUS PAY?
Our program will remain the same through the approval process and closing.


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WILL OUR OPERATING SYSTEMS CHANGE?
Most likely.  WesBanco is on a Kirchman operating system.

WILL WE STILL HAVE COMPANY EVENTS?
Yes. Once the transaction is approved and closed, we will become a region of WesBanco and our region will continue to participate in the many community events and corporate events as we have in the past.

WHEN WILL WE HAVE MORE COMMUNICATION?
Employee communications will be provided as information becomes available.

WHAT SHOULD WE COMMUNICATE TO OUR CUSTOMERS?
We are joining an organization with a proven record of strength and achievement. As part of WesBanco, with its more significant resources, we can offer our customers trust and wealth management services as well as all of the other products and services that are offered by our major competitors while we maintain our community bank orientation.

WHAT SHOULD WE CONCENTRATE ON DURING THE NEXT WEEKS AND MONTHS?
Until this transaction is approved and closed, we will continue to operate the bank in the usual business manner.

MANAGEMENT COMMENTS.

We will make every effort to include managers and staff in this transition process. Over the next several months, you will be asked to be involved in transition teams and the evaluation process for defining the most efficient and cost effective ways of doing business. We will count on your professionalism and support during this process.

Rather than receive communications via the grapevine, contact Human Resources or a Department Head to determine the status of the transaction and its impact on customers, operations and employees.

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         Except for the historical and present factual information contained herein, the matters set forth in this filing, including statements as to the expected date of the closing of the merger between WesBanco, Inc. and Western Ohio Financial Corporation, future financial and operating results, benefits and synergies of the merger, tax and accounting treatment of the merger, future opportunities and any other effect, result or aspect of the proposed transaction, and other statements identified by words such as "believes," "expects," "projects," "plans," and similar expressions, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and

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uncertainties including, but not limited to, costs, delays, and any other difficulties related to the merger, failure of the parties to satisfy closing conditions, risks and effects of legal and administrative proceedings and governmental regulations, future financial and operating results, competition, general economic conditions, ability to manage and continue growth, and other risk factors relating to our industry as detailed from time to time in Western Ohio's reports filed with the SEC. Western Ohio disclaims any responsibility to update these forward-looking statements.

                  WesBanco will file with the SEC a Registration Statement on Form S-4, which will contain the proxy statement/prospectus, as well as other relevant documents concerning the proposed merger. Investors are urged to read the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. A proxy statement/prospectus will be mailed to shareholders of Western Ohio prior to their shareholder meeting. In addition, you will be able to obtain the Form S-4 Registration Statement, including the exhibits filed therewith free of charge at the website maintained by the SEC at www.sec.gov, on the NASDAQ website at http://www.nasdaq.com and from either the WesBanco or Western Ohio websites at http://www.wesbanco.com or at http://www.cornerstone-online.com.